                                                               EXHIBIT 99(a)(1)

                         WORLDGATE COMMUNICATIONS, INC.

                      EMPLOYEE STOCK OPTION EXCHANGE OFFER


TO: All Employees and Directors of WorldGate Communications, Inc. ("WorldGate") and its Subsidiaries Who Hold WorldGate Options

RE:  Stock Option Exchange Offer Terms and Conditions

We are offering to our employees and directors the opportunity to exchange all outstanding options to purchase shares of our common stock granted under our 1996 stock option plan having an exercise price of $5.00 or more per share (the "eligible options") for new options that we will grant to purchase shares of our common stock (the "replacement options").

We are making this offer upon the terms and subject to the conditions described in this Employee Stock Option Exchange Offer (the "exchange offer"), and in the related cover letter and attached Questions and Answers (which together, as they may be amended from time to time, constitute the "offer").

The offer expires at 5:30 p.m. (Philadelphia time) on July 23, 2001, unless we extend the expiration date (the "expiration date"). We will cancel the eligible options delivered to us for exchange on the expiration date.

Each option holder that exchanges his or her eligible options will be granted replacement options to purchase the same number of shares of our common stock. We will grant the replacement options on the first business day which is at least six months and one day following the expiration date. If the offer expires on July 23, 2001, the grant date for the replacement options will be January 24, 2002.

The replacement options will be granted under our stock option plan and you will be required to enter into a new option agreement with us. The exercise price of the replacement options will be equal to the fair market value of our common stock on the date of the grant of the replacement options.

The replacement options will vest as follows:

     o if the eligible options vested or will vest on or before the grant date of the replacement options, the replacement options will vest on the date of grant of the replacement option.

     o if the eligible options will vest after the grant date of the replacement options, the replacement options will vest on the same date that the eligible options vest.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKE ANY RECOMMENDATION AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS. THE EXCHANGE OFFER IS VOLUNTARY AND YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER YOU SHOULD EXCHANGE YOUR ELIGIBLE OPTIONS.

Shares of our common stock are quoted on the Nasdaq National Market under the symbol "WGAT." On June 18, 2001, the closing price of our common stock on the Nasdaq National Market was $4.86 per share. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.

You should direct questions about this offer or requests for assistance or for additional copies of the exchange offer, the cover letter, Questions and Answers or the Exchange Offer Memorandum to Jamie Press at (215) 354-5186 or write to WorldGate Communications, Inc., 3190 Tremont Avenue, Trevose, Pennsylvania 19053, Attention: Jamie Press.

                                    IMPORTANT

If you wish to tender your options for exchange, you must complete and sign the attached election form in accordance with its instructions, and mail, fax or otherwise deliver it and any other required documents to us at WorldGate Communications, Inc. 3190 Tremont Avenue, Trevose, Pennsylvania 19053,
Attention: Jamie Press.

We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                         WORLDGATE COMMUNICATIONS, INC.
                      EMPLOYEE STOCK OPTION EXCHANGE OFFER

                             QUESTIONS AND ANSWERS


THE FOLLOWING ARE ANSWERS TO SOME OF THE QUESTIONS THAT YOU MAY HAVE ABOUT THIS OFFER. WE URGE YOU TO READ CAREFULLY THE REMAINDER OF THIS EXCHANGE OFFER, INCLUDING THE ACCOMPANYING COVER LETTER AND THE EXCHANGE OFFER MEMORANDUM BECAUSE THE INFORMATION IN THIS QUESTIONS AND ANSWERS SUMMARY IS NOT COMPLETE. WE HAVE INCLUDED PAGE REFERENCES TO THE EXCHANGE OFFER MEMORANDUM WHERE YOU CAN FIND A MORE COMPLETE DESCRIPTION OF THE TOPICS IN THIS SUMMARY.

GENERAL INFORMATION

Q1. WHY WE ARE MAKING THIS EXCHANGE OFFER?

Our exchange offer is intended to be a powerful motivator for employees to continue to meet the challenge of growing our business in a difficult marketplace. The driver of our growth has always been our people - those currently employed with us and future employees whom we hope to attract. The exchange offer serves as an incentive to motivate and entice employees to grow with us.

The majority of our existing options are no longer adequate to provide satisfactory incentives to enhance shareholder value or the incentive value needed in today's tight labor market. Through the exchange offer, we are giving you the opportunity to receive new options with a potentially lower strike price than your existing options. (Page 4)

Q2. WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?

The offer gives all employees, including officers, and directors who were granted eligible options under our stock option plan the choice of exchanging any or all of their unexercised (vested and unvested) options with an exercise price greater than or equal to $5.00 for replacement options to purchase shares of our common stock on a one-for-one basis. All eligible options that are exchanged will be cancelled as of July 23, 2001 and an option to purchase an equal number of shares of our common stock will be granted on January 24, 2002. The replacement options will have an exercise price equal to the closing price of our common stock on the Nasdaq National Market on January 24, 2002. (Page 1)

Q3. WHY WILL THE REPLACEMENT OPTIONS BE ISSUED SIX MONTHS AND ONE DAY AFTER THE CANCELLATION OF THE EXCHANGED OPTIONS?

We are following accounting regulations to gain acceptable accounting treatment. These regulations require us to wait more than six months after canceling options before any new options can be granted to employees accepting the exchange offer. If we were to simply reprice the options or grant replacement options prior to the six month period, we would be required to take a charge against earnings on any future appreciation of the repriced or replaced options.

In addition, these same regulations require that if you elect to exchange your eligible options all options granted to you within the six month period prior to July 23, 2001, the effective cancellation date of the exchange offer, also be canceled and exchanged for replacement options as part of the exchange offer. (Page 1)

Q4. WHAT IS THE BENEFIT OF PARTICIPATING IN THE EXCHANGE OFFER?

If the closing price of our common stock on January 24, 2002 is lower than the exercise price of your existing options, the potential value of your replacement options will be higher than your existing options. (Page 4)

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Q5. SOME OF MY OPTIONS ARE CURRENTLY VESTED. IF I EXCHANGE THESE OPTIONS, ARE
THEY STILL VESTED?

Yes. All eligible options which are vested on or before January 24, 2002 will be vested on the date of the grant of the replacement options. (Page 2)

Q6. IF I EXCHANGE UNVESTED OPTIONS, WHEN WILL THEY VEST?

Exchanged options which have not vested as of the date of grant of the replacement options will vest according to the same schedule as set forth in the grant letter with respect to the exchanged option. (Page 2)

Q7. WILL THE TERMS OF THE REPLACEMENT OPTIONS BE THE SAME AS THE TERMS OF MY CURRENT OPTIONS?

No, although substantially all of the terms will remain the same. We recently amended our stock option plan in February of 2001, and also changed the option grant letters to be issued with the option grants to add new provisions intended to discourage employees from breaching their confidential information obligations to us or seeking employment with our competitors. Effective with these amendments all options issued under the stock option plan will be subject to a forfeiture of all unexercised options then held by the employee, and the obligation to repay to us any gain resulting from the exercise of an option within the prior twelve month period, and any sale of the shares resulting from that exercised option, if the optionee (i) becomes an employee of any of our competitors or engages in any activity in competition with us without our express written consent, (ii) discloses any confidential information concerning us without our express written consent, or (iii) engages in any activity that would constitute grounds for termination of the employee's employment or service for "cause". (Page 6)

Q8. WHAT ARE THE RISKS IN PARTICIPATING IN THE EXCHANGE OFFER?

The material risks in participating in the exchange offer include:

     o If your current options are vested, then you have the ability to immediately exercise those options, albeit at an exercise price in excess of $5.00. If you tender your eligible options, you will not be granted replacement options until January 24, 2002. You will lose the ability to exercise the vested portion of your options and those that vest prior to the expiration date until the replacement options are granted.
     o There can be no assurance as to the exercise price of the replacement options, which may be lower or higher than the exercise price of the options which you are exchanging.
     o For a discussion on the effects of a change of control of WorldGate prior to the date of grant of the replacement options, see Q9.
          (Page 2)

Q9. WHAT IF WORLDGATE ENTERS INTO A MERGER OR OTHER SIMILAR TRANSACTION THAT RESULTS IN A CHANGE OF CONTROL OF WORLDGATE PRIOR TO THE GRANT OF MY REPLACEMENT OPTIONS?

If there is a change of control (i.e. a merger or acquisition) during the period between the cancellation of your options and the issuance of replacement options, you may not be able to take advantage of the change of control provisions of the stock option plan. In the event of a change of control, we intend to negotiate with the acquiror and will try to secure benefits for you similar to those you would have received under this exchange offer. Although there are many varieties of change of control transactions, if the change of control involves a merger or stock for stock exchange, it is likely that the acquiring company will be bound as a matter of law to honor the obligations of WorldGate under this exchange offer. Simply stated, that means that in a merger or stock for stock acquisition, you should receive value for your exchanged options approximating what you would have received under this exchange offer. We cannot, however, provide you with any assurance that we will be able to negotiate such terms with the acquiring company. If we are unable to negotiate such terms, this may result in terminating your rights to receive replacement options under this offer in connection with such transaction or any other right or benefit.

It is important to note, however, that because of the many types of potential change of control scenarios and the wide variety of positions you, as employees, hold with respect to our common stock and options, that we cannot assure you that you will receive anything if a change of control occurs. In the event of an acquisition of WorldGate

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for stock of the acquiring company, you may receive options to purchases shares of the acquiring company. We currently have no plan on executing or entering into a change of control transaction of any type.


Q10. WHY DON'T I SIMPLY EXCHANGE ALL OF MY QUALIFYING OPTIONS?

While we cannot advise you about whether you should exchange any, all or some of your eligible options in this exchange offer, we believe that you should carefully evaluate your decision. You must make your own decision whether or not to tender eligible options. The potential benefits to be derived from the exchange may not be the same for each optionee or for the different options an optionee holds. (Page 2)

Q11. WHY ISN'T THIS PROCESS AUTOMATIC?

The existing option grants are a contract between WorldGate and you. You must elect to participate in the offer. If you do not affirmatively elect to exchange your existing options, your existing option grants remain unaffected. (Page 3)

Q12. DO I HAVE A CHOICE WHETHER OR NOT TO ACCEPT THE EXCHANGE OFFER?

Yes. You should carefully read the Exchange Offer Memorandum and the materials described in that Memorandum to learn more about the terms and conditions of this offer and to consider the benefits and risks associated with it. If you elect to exchange any of your eligible options, you may do so at any time during the period commencing on June 25, 2001 and ending at 5:30 p.m. (Philadelphia time) on July 23, 2001.

NOTE: If you do not accept the exchange offer, your existing options will remain unchanged. (Page 3)

Q13. DO I HAVE TO EXCHANGE ALL OF MY OPTIONS TO PARTICIPATE IN THE EXCHANGE
OFFER?

No, if you have more than one option grant you can elect to turn in any one or more (or none) of your eligible options. However, accounting regulations require that all options granted within the six month period prior to the effective cancellation date of the exchange offer also be canceled and exchanged for replacement options as part of the exchange offer. (Page 1)

Q14. HOW WILL ACCEPTING THE EXCHANGE OFFER AFFECT MY OPTIONS?

At 5:30 p.m. on July 23, 2001, the eligible options that you elect to exchange will be canceled. These options will be replaced with replacement options to be granted on January 24, 2002. The replacement options will allow you to purchase the same number of shares of common stock at a new exercise price equal to the closing price of our common stock on the Nasdaq National Market on January 24, 2002. (Page 1)

Q15. WHAT HAPPENS IF MY EMPLOYMENT TERMINATES BEFORE THE JANUARY 24, 2002 GRANT DATE?

You must be an employee, or a director, of WorldGate or one of its subsidiaries on the exchange offer grant date in order to participate. If your employment or services as a director terminates before that date you will not receive any replacement options. (Page 4)

ELECTION PROCEDURES

Q16. HOW DO I ACCEPT THE EXCHANGE OFFER?

Your only method of accepting the exchange offer is to complete and sign the Option Exchange Election Form and return it to Jamie Press at our Trevose office, by 5:30 p.m. (Philadelphia time) on July 23, 2001 unless the deadline is extended by us. You must also return the original stock option grant letters for the eligible options you are exchanging in order for your election to be valid. You may fax the signed paperwork to (215) 354-1044 as long as your fax is received by the deadline and you follow up with signed originals (stock option grant letters for replacement options will not be delivered until we have received the originals of all faxed acceptance materials). You should retain a copy of your signed paperwork for your records. (Page 3)

Q17. WHAT IS THE EFFECT OF ACCEPTING THE EXCHANGE OFFER?

When you elect to participate in the exchange offer, you are agreeing to the terms and conditions of the exchange offer set forth in the Exchange Offer Memorandum enclosed with the exchange offer materials. You should carefully read the Exchange Offer Memorandum. (Page 1)

Q18. HOW LONG IS THE ACCEPTANCE PERIOD? CAN THE EXCHANGE OFFER BE EXTENDED?

The acceptance period begins on June 25, 2001 and ends at 5:30 p.m. (Philadelphia time) on July 23, 2001, unless it is extended by us. (Page 10)

Q19. IF I ELECT TO ACCEPT OR DECLINE THE EXCHANGE OFFER, CAN I CHANGE MY ELECTION LATER?

Yes, but you must do so by the election deadline of 5:30 p.m. (Philadelphia time) on July 23, 2001. If the offer is extended by us beyond that time, you may change your election at any time until the extended expiration of the offer. (Page 3)

Q20. HOW DO I CHANGE AN ACCEPTANCE ELECTION?

You will need to complete and sign the Notice of Change in Election Form, which will also posted on the WorldGate Intranet in the Human Resources sub-directory of the Public directory on the Neptune server, and return it to Jamie Press by 5:30 p.m. (Philadelphia time) on July 23, 2001 (either in person or by fax, followed by the original, as described above). If the offer is extended by us beyond that time, you may withdraw your election at any time until the extended expiration of the offer. (Page 4)

Q21. DO I NEED TO DO ANYTHING IF I DON'T WANT TO ACCEPT THE EXCHANGE OFFER?

No. If you do not return the necessary completed, signed and dated acceptance materials by 5:30 p.m. (Philadelphia time) on July 23, 2001 then you will not participate in the exchange offer. (Page 1)

Q22. WHERE CAN I GET MORE INFORMATION ON THE EXCHANGE OFFER?

Please read the enclosed materials, or you can contact Human Resources.

Q23. DO I NEED TO DO ANYTHING WITH THE EXCHANGE OFFER MEMORANDUM?

Yes. You should carefully read the Exchange Offer Memorandum.

                         WORLDGATE COMMUNICATIONS, INC.
                      EMPLOYEE STOCK OPTION EXCHANGE OFFER

                            EXCHANGE OFFER MEMORANDUM

This memorandum sets forth the terms and conditions of the WorldGate Communication, Inc. Employee Stock Option Exchange Offer (the "exchange offer").

This exchange offer is not conditioned upon a minimum number of options being elected for exchange. This offer is subject to conditions which we describe in section 6 of this exchange offer.

As of June 1, 2001, options to purchase 3,402,761 shares of our common stock were issued and outstanding under our 1996 stock option plan, as amended. Of these options, options to purchase 2,008,052 shares of our common stock had an exercise price of $5.00 or more. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 8.6% of the total shares of our common stock outstanding as of June 1, 2001.

All options accepted by us pursuant to this offer will be canceled.

1. ELIGIBLE OPTIONS AND ELIGIBLE INDIVIDUALS.

Upon the terms and subject to the conditions of the offer, we are offering to exchange new options to purchase common stock under our stock option plan in return for all eligible outstanding options under our stock option plan that are properly tendered and not validly withdrawn in accordance with the exchange offer. The exchange offer applies to all outstanding options (vested and unvested) to purchase our common stock with an exercise price greater than or equal to $5.00, except options which have been exercised, either in whole or in part (the "eligible options"). If you are an eligible individual (as described below) holding eligible options, you may exchange any or all of those options for new options that will be granted under our 1996 stock option plan as recently amended on February 15, 2001 on the terms described below.

For purposes of the exchange offer, each option that you hold that was granted on any given date is considered to be one option.

You may elect to exchange any one or more (or none) of your eligible options. You may not, however, elect to exchange only part of an eligible option. Furthermore, accounting regulations require that, if any options are exchanged by an eligible individual, all options granted to such eligible individual within the six month period prior to July 23, 2001, the effective cancellation date of the exchange offer, also be canceled and exchanged for replacement options as part of the exchange offer.

         EXAMPLE: You hold three options, the first option is an option to purchase 100 shares that was granted in January 1998 with an exercise price of $3.00 per share, the second option is an option to purchase 100 shares that was granted in March 1999 with an exercise price of $16.50 per share and the third option is an option to purchase 500 shares that was granted in February 2001 with an exercise price of $3.00. Of these three options, only the second option is an eligible option, however, if you elect to exchange the second option, the third option must also be tendered for exchange.

For purposes hereof "eligible individuals" are all individuals who are employed by, or directors of, WorldGate, or one of our subsidiaries on July 23, 2001. Only eligible individuals will be eligible to participate in the option exchange offer.

If your eligible options are properly tendered and accepted for exchange, you will be entitled to receive replacement options to purchase the number of shares of our common stock which is equal to the number of shares tendered for exchange. All replacement options granted in exchange for eligible options will be subject to the terms of our stock option plan, as recently amended on February 15, 2001, and to a new option agreement between us and you.

2. EXCHANGE OFFER PERIOD; PROCEDURES FOR TENDERING OPTIONS.

Eligible individuals may elect to participate in the exchange offer at any time during the period beginning on June 25, 2001 and ending at the expiration date (the "election period") by completing and returning the acceptance materials described under section 4 below. The acceptance materials must be RECEIVED by the expiration date in order for your acceptance of the exchange offer to be valid.

The term "expiration date" means 5:30 p.m. (Philadelphia time) on July 23, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See section 14 for a description of our rights to extend, delay, terminate and amend the offer.

3. TERMS OF THE EXCHANGE.

Eligible individuals may exchange eligible options for new options (the "replacement options") on the terms described below. For each eligible option that you elect to exchange, you will receive a replacement option in exchange for that eligible option.

     a. Date of Grant of Replacement Options. The replacement options will be granted on January 24, 2002 or if the offer is extended on such later date that is at least six months and one day after the expiration date of the offer.

     b. Exercise Price. The exercise price of each replacement option will be equal to the closing sale price of our common stock on the Nasdaq National Market on January 24, 2002.

     c. Option Expiration Date. Each replacement option will expire on January 23, 2012, subject to earlier termination under the terms of the stock option plan.

     d. Vesting of Replacement Options Granted in Exchange for Eligible Options Vested or Which Will Become Vested as of January 24, 2002.

          Each replacement option exchanged for an eligible option which was vested on or before January 24, 2002 will be vested on grant.

     e. Vesting of Replacement Options Granted in Exchange for Eligible Options that Remain Unvested as of January 24, 2002.

          Each replacement option exchanged for an unvested eligible option scheduled to vest after January 24, 2002 will vest on the same dates as set forth with respect to that eligible option in the original grant letter for that option.

     f. Termination of Employment Before the Grant Date. If an employee's employment is terminated for any reason prior to the grant date of the replacement options, no replacement options will be granted.

     g. Tax Status of Replacement Options. The replacement options will be "non-qualified" options (i.e., will not be qualified as "incentive stock options" under section 422 of the Internal Revenue Code).

     h. Other Replacement Option Terms. The replacement options will be granted under our stock option plan on the terms set forth in our stock option plan and in the option grant letters issued under that plan, including the special vesting schedule described above.

     i. Example of Exchange. You hold an eligible option to purchase 2,000 shares that was granted on March 17, 1999 and has not been exercised. Under the vesting schedule for that option, 500 shares vested on each of

          March 17, 2000, March 17, 2001, March 17, 2002 and March 17, 2003.
          Accordingly as of January 24, 2002, 1,000 option shares were vested and 1,000 option shares were remaining to be vested.

          If you elect to exchange that eligible option, you will be granted, on January 24, 2002, a replacement option to purchase 2,000 shares of our common stock of which 1,000 option shares will be fully vested as of January 24, 2002; 500 shares will become vested on March 17, 2002; and the remaining 500 shares will become vested on March 17, 2003.


4. HOW TO ACCEPT THE EXCHANGE OFFER; HOW TO CHANGE YOUR MIND DURING THE ELECTION PERIOD.

Proper Tender of Options.
------------------------

To validly tender your options pursuant to the exchange offer, you must complete, sign, date and return the acceptance materials described below to Jamie Press at our offices in Trevose, Pennsylvania at any time during the Election Period but NO LATER THAN 5:30 P.M. (PHILADELPHIA TIME) ON JULY 23, 2001, as follows:

     a. sign and date the election form (a copy of which is attached to this Exchange Offer Memorandum) for all eligible options that you elect to exchange; and

     b. return the originally signed option grant letter covering each eligible option that you elect to exchange.

You may deliver the acceptance materials either in person or by fax to (215) 354-1044. If you deliver the acceptance materials by fax, you must deliver the originals to Jamie Press as soon as possible following your fax. We will not deliver the replacement options until we have received the originals of all acceptance materials from you.

You may make an exchange election at any time during the election period. You may elect to exchange all of your eligible options at the same time. You may also elect to exchange different eligible options at different times during the election period, in which case you will need to complete and return the acceptance materials described above for each particular eligible option. If you elect to exchange any eligible options you must elect to exchange all eligible options granted after January 22, 2001.

The method of delivery of all documents, including letters of transmittal and any other required documents, is at the election and risk of the tendering option holder. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Your option will not be considered tendered until we receive them.

Determination of Validity; Rejection of Options; Waiver of Defects; No
----------------------------------------------------------------------
Obligation to Give Notice of Defects.
------------------------------------

We will determine, in our discretion, all questions as to the number of shares subject to eligible options, and the validity, form, eligibility (including time of receipt) and acceptance of acceptance materials and change of election forms. Our determination of these matters will be final and binding on all parties. We may reject any or all acceptance materials, change of election forms or returned options to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the returned options. Otherwise, we will accept properly and timely returned options that are not validly withdrawn. We may waive any of the conditions of the offer or any defect or irregularity in any acceptance materials or change of election form with respect to any particular options or any particular option holder. No options will be properly returned until all defects or irregularities have been cured by the option holder returning the options or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the return of any options, and no one will be liable for failing to give notice of any defects or irregularities.

Our Acceptance Constitutes an Agreement.
---------------------------------------

If you elect to exchange your options and you return your eligible options according to the procedures described above, you agree to accept the terms and conditions of the offer. Our acceptance of eligible options that are properly returned will form a binding agreement between us and you on the terms and subject to the conditions of this offer.


Withdrawal Rights.
-----------------

If you elect to participate in the exchange offer by delivering the acceptance materials for one or more of your eligible options as described above, you may change your mind and revoke your acceptance by completing and signing the Notice of Change in Election Form, which is also available from Jamie Press, and returning it to Jamie (either in person or by fax followed by the original as described above) at any time during the election period but NO LATER THAN 5:30 P.M. (PHILADELPHIA TIME) ON JULY 23, 2001. In addition, if we extend the expiration date beyond, or do not accept your returned options to us by, August 20, 2001, you have the right to withdraw your tendered options.

You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the exchange offer, unless you properly re-tender those options before the expiration date.

Neither we nor any other person is obligated to give notice of any defects or irregularities in any change of election form, and no one will be liable for failing to give notice of any defects or irregularities. We will determine, in our discretion, all questions as to the form and validity, including time of receipt of change of election forms. Our determinations of these matters will be final and binding.


Acceptance of Options for Exchange and Issuance of Replacement Options.
----------------------------------------------------------------------

On the terms and subject to the conditions of the exchange offer and as promptly as practicable following the expiration date, we will timely accept the eligible options for exchange, and cancel all options properly returned and not validly withdrawn before the expiration date. If we cancel options accepted for exchange on July 23, 2001, you will be granted replacement options on January 24, 2002, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the replacement options will also be extended.

PLEASE NOTE, HOWEVER, THAT IF YOU ARE NOT AN EMPLOYEE OR DIRECTOR OF WORLDGATE COMMUNICATIONS, INC. FROM THE DATE YOU TENDER YOUR OPTIONS THROUGH THE DATE WE GRANT THE REPLACEMENT OPTIONS, YOU WILL NOT RECEIVE ANY REPLACEMENT OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE.


5. PURPOSE OF OFFER.

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. By making this offer we intend to maximize stockholder value by creating better performance incentives for, and thus increasing retention of, our employees.

Except as otherwise described in this exchange offer or in our filings with the Securities and Exchange Commission, we presently have no plans or proposals that relate to or would result in:

     o an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our material subsidiaries;

     o purchase or sale of a material amount of our assets or any subsidiary's assets;

     o any material change in our present dividend rate or policy, or our indebtedness or capitalization;

     o any change in our present board of directors or senior management, including a change in the number or term of directors or to fill any existing board vacancies or change any executive officer's material terms of employment;

     o    any other material change in our corporate structure or business;

     o our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

     o our common stock becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act;

     o the suspension of our obligation to file reports pursuant to section 15(d) of the Securities Exchange Act;

     o the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with the stock option plan; or

     o any change in our certificate of incorporation or bylaws, or any actions which may make it more difficult for any person to acquire control of our company.


6. CONDITIONS TO OFFER.

We will not be required to accept any options returned to us, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options returned to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after June 25, 2001 and before the expiration date, we determine that any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us, and, in our reasonable judgment, the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options returned to us. Any determination we make in this regard will be final and binding upon everyone.


7. PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

Our common stock is quoted on the Nasdaq National Market under the symbol "WGAT." The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.


                                                                  HIGH           LOW
                                                                  ----           ---
    YEAR ENDED DECEMBER 31, 2001
          First Quarter..................................        $ 10.00         $3.75
          Second Quarter (through June 18, 2001).........           6.70          2.36
    YEAR ENDED DECEMBER 31, 2000
          First Quarter..................................          45.00         25.50
          Second Quarter.................................          27.88         13.63
         Third Quarter...................................          29.44         17.38
          Fourth Quarter.................................          25.00          3.69
    YEAR ENDED DECEMBER 31, 1999
          Second Quarter (from the date of our initial
             public offering, April 15, 1999.............          51.25         23.75
          Third Quarter..................................          51.31         21.25
          Fourth Quarter.................................          48.00         19.88

As of June 18, 2001, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $4.86 per share.

We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your options.


8. SOURCE AND AMOUNT OF CONSIDERATION; TERM OF REPLACEMENT OPTIONS.

Consideration. We will issue replacement options to purchase common stock under our stock option plan (the same stock option plan under which the eligible options were granted but as recently amended on February 15, 2001) in exchange for outstanding eligible options properly tendered and accepted for exchange by us. The number of shares of common stock subject to replacement options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange.

If we receive and accept tender of all outstanding eligible options, we will grant replacement options to purchase a total of 2,008,052 shares of our common stock. The common stock issuable upon exercise of the replacement options will equal approximately 8.6% of the total shares of our common stock outstanding as of June 1, 2001. Our executive officers and directors are eligible to participate in the offer.

Terms of Replacement Options. The replacement options will be issued under our stock option plan and a new option agreement will be executed between each option holder who accepts the offer and us. The terms and conditions of the replacement option will be substantially the same as the terms and conditions of the eligible options, other than with respect to:

     o    the exercise price,
     o    the expiration date,
     o the forfeiture of options and repayment to us of gains upon exercise of options in the event an employee discloses confidential company information or goes to work for one of our competitors,

and as otherwise specified in this offer.

The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of options or benefits in lieu of options.

The following description of the stock option plan and the new option agreement are summaries, and are not complete. Complete information about the stock option plan and the new option is included in the stock option plan and the new option agreement between you and us. The form of the new option grant letter has been filed with the SEC as an exhibit to Schedule TO. Please contact Jamie Press at our office in 3190 Tremont Avenue, Trevose, Pennsylvania 19053 to request copies of the stock option plan or the form of the new option agreement. Copies will be provided promptly and at our expense.

General. Our stock option plan provides for the grant of incentive stock options (as defined in the Internal Revenue Code) and nonqualified stock options (which are options that are not intended to qualify as incentive stock options). Incentive stock options may be granted only to our employees. Nonqualified stock options may be granted to employees, non-employee directors, and consultants to our company. No one person may receive options to purchase more than 200,000 shares of common stock over any one-year period.

Administration. Our stock option plan is administered by a committee of our board of directors. The committee is composed of not fewer than two directors who are intended to be "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, and "outside directors" for purposes of section 162(m) of the Internal Revenue Code. Committee members are appointed by, and serve at the pleasure of, the board of directors.

Term. The term of each option granted under the stock option plan is fixed by the committee at the time of grant and may not exceed 10 years from the grant date (five years in the case of incentive stock options granted to a

"more-than-10-percent shareholder" of our company). The new options to be granted pursuant to the offer will have a term of ten years from the grant date.

Termination. Except as otherwise provided in your option agreement, your options will terminate following the termination of your employment unless they are exercised (to the extent they were exercisable on the date of your termination) within three months following your termination (or by the expiration date of the options, if earlier). In the event your termination is due to your disability or death, your options will terminate unless exercised by you or your personal representative within one year of the date of your termination (or by the expiration date of your options, if earlier). In the event your termination is for "cause," any options held by you shall terminate on the date of your termination. In addition, your options may terminate following a "change in control" of our company.

Exercise Price. The exercise price of nonqualified stock options granted under the stock option plan may be equal to, greater than, or less than the fair market value of a share of our common stock on the date the nonqualified stock option is granted. The exercise price of incentive stock options may be equal to or greater than the fair market value of a share of our common stock on the date the option is granted, except that incentive stock options granted to a "more-than-10-percent shareholder" of our company will have an exercise price that is not less than 110 percent of the fair market value of a share of our common stock. "Fair market value" means the closing price of a share of our common stock as reported on the Nasdaq National Market. New options granted pursuant to the offer will have an exercise price equal to the closing price of a share of our common stock as reported on the Nasdaq National Market on January 24, 2002; however, if this offer is extended, the exercise price for the replacement options will be based on the closing price of our common stock that is six months and one day after the expiration date.

Vesting and Exercise. The committee has the authority to determine the time or times at which options granted under the plan may be exercised. The committee may also accelerate the exercisability of options. The new options granted pursuant to the offer will vest as described in subsections d and e of section 3 above.

Tax Consequences. You should refer to section 13 for a discussion of the U.S. federal income tax consequences of the replacement options, the eligible options, as well as the consequences of accepting or rejecting the replacement options under this exchange offer. We recommend that you consult with your own tax advisor to determine the tax consequences of this transaction.

No Stockholder Rights and Employment Rights. A participant shall have no stockholder rights with respect to the shares of our common stock subject to his or her outstanding options until such shares are purchased in accordance with the provisions of our stock option plan. Nothing in the stock option plan confers upon the participant any right to continue in our employ.

Registration of Option Shares. All shares of common stock issuable upon exercise of options under the stock option plan, including the shares that will be issuable upon exercise of all replacement options have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are considered an "affiliate" of WorldGate Communications, Inc., you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.


9. INFORMATION ABOUT WORLDGATE COMMUNICATIONS, INC.

We provide the cable industry with a variety of internet based high-speed interactive and enhanced television services. For a complete description of our business, please see the "Business" section of our annual Report on Form 10-K for the year ended December 31, 2000.

We were incorporated in Delaware in 1996 to succeed to the business of our predecessor, WorldGate Communications, L.L.C., which commenced operations in March 1995. Our principal executive offices are located at 3190 Tremont Avenue, Trevose, Pennsylvania, and our telephone number is (215) 354-5100.

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS ABOUT THE OPTIONS.

A list of our directors and executive officers is attached to this exchange offer as Schedule A. Please see our annual report on Form 10-K for the fiscal year ended December 31, 2000, filed with the SEC on April 2, 2001, for more information regarding the amount of securities beneficially owned by our executive officers and directors as of December 31, 2000 and any agreement, arrangement or understanding among our executive officers, directors and us with respect to any of our securities.

As of June 1, 2001, our executive officers and non-employee directors (13 persons) as a group held options outstanding under our stock option plan to purchase a total of 1,727,020 shares of our common stock. This represented approximately 51% of the shares subject to all options outstanding under the stock option plan as of that date. Of the options held by these persons under our stock option plan, options to purchase a total of 639,354 shares of common stock are eligible options. Our executive officers and directors may participate in the offer and exchange.

Neither WorldGate nor, to our knowledge, any executive officer, director, affiliate or subsidiary of WorldGate, has affected any transaction in options to purchase our common stock during the past 60 days.


11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Eligible options we acquire in connection with the offer will be cancelled and the shares of common stock that may be purchased under those options will be returned to the pool of shares available for grants of new awards or options under the stock option plan without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by the offer because:

     o we will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and

     o the exercise price of all new options will equal the market value of the common stock on the date we grant the new options.

We may incur compensation expense, however, if we grant any options having an exercise price per share less than the exercise price of the exchanged options to any tendering option holder before the first business day that is at least six months and one day after the date we cancel the eligible options accepted for exchange. Our grant of those options to the tendering option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder's tendered option shares. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the newly granted options exceeds the exercise price of those shares. This compensation expense would accrue as a charge to our earnings over the vesting period of the newly granted options. We would adjust this compensation expense periodically during the vesting period based on increases or decreases in the market value of the shares subject to the newly granted options.


12. LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the options as described in the offer. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business.


13. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of options under the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will not be treated as a taxable event for federal income tax purposes.

At the date of grant of the new options, you will not be required to recognize additional income for federal income tax purposes. The grant of options is not recognized as taxable income.

We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer.

Federal Income Tax Consequences for Outstanding Incentive Stock Options.
-----------------------------------------------------------------------

You will not be subject to any current income tax if you elect to exchange your incentive stock options in exchange for new options.

If you exchange your incentive stock options and we accept your options, any new options you are granted will not qualify as incentive stock options and will not be eligible for the favorable tax treatment applicable to incentive stock options. While the exchange and cancellation of your incentive stock options will not give rise to any tax consequences, you should refer to the tax discussion below regarding "Federal Income Tax Consequences of Nonqualified Stock Options," because your new options will not be incentive stock options and may be subject to different tax treatment than your eligible options.

We do not believe that our offer to you will change any of the terms of your eligible incentive stock options if you do not accept the offer. If you choose not to accept this offer, it is possible that the IRS would decide that your right to exchange your incentive stock options under this offer is a "modification" of your incentive stock options, even if you do not exchange the options. A successful assertion by the IRS that the options are modified could extend the options' holding period to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options.

Federal Income Tax Consequences of Nonqualified Stock Options.
-------------------------------------------------------------

Under current law, you will not realize taxable income upon the grant of a non-incentive or nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of compensation income taxable to you.

If you exchange shares in payment of part or all of the exercise price of a non-incentive stock option, no gain or loss will be recognized with respect to the shares exchanged, regardless of whether the shares were acquired pursuant to the exercise of an incentive stock option, and you will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares exchanged will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

The subsequent sale of the shares acquired pursuant to the exercise of a non-incentive stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.


14. EXTENSION, TERMINATION, OR AMENDMENT OF THE OFFER PRIOR TO THE EXPIRATION DATE (CURRENTLY JULY 23, 2001).

We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options surrendered or exchanged by giving oral or written notice of the extension to the option holders.

Prior to the expiration date to terminate or amend the offer we may postpone accepting and canceling any eligible options. In order to postpone accepting or canceling eligible options, we must give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we must pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.

As long as we comply with any applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of eligible options to be exchanged or surrendered in the offer.

We may amend the offer at any time by sending an e-mail notice to all holders of eligible options. If we extend the length of time during which the offer is open, the amendment must be issued no later than 9:00 a.m., Philadelphia time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change, for example, by sending an e-mail message to the option holders.

If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to take any of the following actions, we will publish notice of the action:

          o we increase or decrease what we will give you in exchange for your options; or
          o we increase or decrease the number of options eligible to be exchanged in the offer.

If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of ten business days after the date the notice is published.


15. FEES AND EXPENSES.

We will not pay any fees or commission to any broker, dealer or other person for soliciting tenders of options pursuant to this exchange offer. No employee will have to pay any fees to exchange his or her eligible options for replacement options.

16. ADDITIONAL INFORMATION.

This exchange offer is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This exchange offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

     (a) our annual report on Form 10-K for our fiscal year ended December 31, 2000, filed on April 2, 2001;

     (b) our quarterly report on Form 10-Q for our fiscal quarter ended March 31, 2001, filed with the SEC on May 15, 2001; and

     (c) the description of our common stock included in our registration statement on Form 8-A, which was filed with the SEC on April 12, 1999, including any amendments or reports we file for the purpose of updating that description.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W.                    7 World Trade Center                    500 West Madison Street
Room 1024                                 Suite 1300                              Suite 1400
Washington, D.C. 20549                    New York, New York 10048                Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol "WGAT," and our SEC filings can be read at the following Nasdaq address:

                                Nasdaq Operations
                               1735 K Street, N.W.
                             Washington, D.C. 20006

We will also provide without charge to each person to whom we deliver a copy of this exchange offer, upon their written or oral request, a copy of any or all of the documents to which we have referred you, other than exhibits to these documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

                         WorldGate Communications, Inc.,
                                Attn: Jamie Press
                               3190 Tremont Avenue
                           Trevose, Pennsylvania 19053

or by telephoning us at (215) 354-5100 between the hours of 9:00 a.m. and 5:00 p.m., Philadelphia time.

As you read the documents listed in section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this exchange offer, you should rely on the statements made in the most recent document.

The information contained in this offer about WorldGate Communications, Inc. should be read together with the information contained in the documents to which we have referred you.

17. FORWARD LOOKING STATEMENTS.

This exchange offer and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In order to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we are hereby identifying certain important factors which could cause our actual results, performance or achievement to differ materially from those that may be contained in or implied by any forward-looking statement made by or on behalf of WorldGate. The factors, individually or in the aggregate, that could cause such forward-looking statements not to be realized include, without limitation, the following: (1) difficulty in developing and implementing marketing and business plans, (2) continued losses, (3) difficulty or inability to raise additional financing, if needed, on terms acceptable to us, (4) industry competition factors and other uncertainty that a market for our interactive TV products will develop, (5) challenges associated with cable operators (including, uncertainty that they will offer our interactive TV products, inability to predict the manner in which they will market and price our interactive TV products and existence of potential conflicts of interests and contractual limitations impeding their ability to offer our interactive TV products), (6) challenges associated with cable box manufacturers (including uncertainty that they will support our technology in their cable boxes), (7) challenges with advertisers and television programmers (including uncertainties that they will support our Channel HyperLinkingSM technology), (8) loss of any one of our largest customers, (9) departure of one or more key persons and (10) other risks identified in our filings with the Securities and Exchange Commission. More information about factors that potentially could affect WorldGate Communications, Inc. financial results is included in WorldGate Communications, Inc.'s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. We do not undertake to update any forward-looking statement that may be made from time to time by or on behalf of WorldGate.

If at any time, we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If, we cannot comply with the law, the offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

                         WorldGate Communications, Inc.

                                   SCHEDULE A

           Information Concerning the Directors and Executive Officers
                                       of
                         WorldGate Communications, Inc.


     As of June 18, 2001, our executive officers and directors, and their position and offices, are set forth in the following table:

NAME                             POSITION AND OFFICES HELD
----                             -------------------------
Hal M. Krisbergh.............    Chairman of the Board of Directors and Chief Executive Officer
James V. Agnello.............    Vice President, Chief Financial Officer
Joseph E. Augenbraun.........    Senior Vice President, Engineering
Randall J. Gort..............    Vice President, General Counsel and Secretary
Gerard K. Kunkel.............    Senior Vice President, Sales and Marketing
Peter C. Mondics.............    Senior Vice President, General Manager - TVGateway
David E. Wachob..............    Director, Vice President and General Manager
Richard Westerfer............    Senior Vice President, Operations
Alan Gerry...................    Director
Clarence L. Irving, Jr.......    Director
Jefferson Morris.............    Director
Lemuel Tarshis...............    Director
Ronald A. Walter.............    Director

     The address of each director and executive officer is: c/o WorldGate Communications, Inc., 3190 Tremont Avenue, Trevose, Pennsylvania 19053.